February 14, 2006

Mr. Brad Skinner
Securities and Exchange Commission
450 5th Street NW
Mail Stop 3561
Washington, D.C. 20549

Re: Artificial Life, Inc.
Form 10-KSB for the year ended December 31, 2004
Filed March 31, 2005
Form 10-QSB for the quarter ended June 30, 2005
Filed August 15, 2005
File No. 0-25075

Dear Mr. Skinner,

This letter provides responses to the comments contained in your letter of January 18, 2006, regarding the Company's Form 10-KSB for the year ended December 31, 2004 and Form 10-QSB for the quarter ended June 30, 2005. These responses are numbered in accordance with the numbered comments contained in your letter.

Form 10-KSB for the year ended December 31, 2004

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, Concentration and Credit Risk, page F-7

1. To clarify our responses to your previous comment number 3, the Dutch bank arrangement was a normal service agreement and not a multiple-element arrangement. We provided programming services to this Dutch bank for it to use an interactive video-based intelligent agent application to guide visitors through its corporate website. The revenue was recognized when the services were rendered and all the revenue recognition requirements as discussed in Staff Accounting Bulletin Topic 13A were met. Other than the Taiwan Mobile transaction as discussed below, we did not enter into any multiple-element arrangements in 2004 or during the first six months of 2005.

Following are the other significant revenue generating transactions entered into by the Company during the year ended December 31, 2004 and the six months ended June 30, 2005:

2a. Two contracts were entered into with resellers and the fees we earned for licensing the rights to specific mobile telephone software to the resellers were recognized when such rights were granted to the resellers. There were no multiple deliverables and no continuing obligations or involvement by the Company. The revenue was recognized when the four criteria specified in SOP 97-2 were met.

2b. Another transaction entered in 2004 was the licensing of specific real estate software. The license fee relating to this software was recognized at the beginning of the agreement, when the software was delivered to the customer. We did not have continuing obligations related to this arrangement. The license fee was for the customer to license, sub-license or assign the software to any company determined by the customer in a specified territory. The license fee was payable even if no additional copies of the software were requested by the user or reseller. Since the other criteria in SOP 97-2 for revenue recognition were met, revenue was recognized upon delivery of the first copy or product master. We met the other criteria mentioned above and the revenue was recognized upon delivery of the product master in compliance with SOP 97-2.

2c. The arrangement with Taiwan Mobile Co. Ltd. was the only multiple element arrangement entered into during 2004 and the first two quarters of 2005. Please refer to our responses to your previous comment 10 for our revenue recognition policy with regard to the multiple element arrangement.

Future filings will more clearly explain our revenue recognition policies as they pertain to new or different arrangements we may enter into.

Item 8A. Controls and Procedures, page 26

3.   To address Item 308(c) of Regulation S-B, we add the following paragraph to
     Item 8A, Controls and Procedures:

     There were no significant changes in the Company's internal controls over financial reporting or in other factors in the fourth quarter of 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

We acknowledge that:

     The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding the above responses should be directed to the undersigned at this telephone number (852) 3102 2800.

Very truly yours,



--------------------
Eberhard Schoeneburg
CEO
Artificial Life, Inc.
Hong Kong